                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the

             Public Utility Holding Company Act of 1935, as amended



                   For the fiscal year ended December 31, 1998

       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                             Texas Utilities Company
                                  Energy Plaza
                                1601 Bryan Street
                               Dallas, Texas 75201



     This Commission is requested to mail copies of all communications relating to this Annual Report to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                          1601 Bryan Street, 30th Floor
                               Dallas, Texas 75201

                                 April 30, 1999


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 1

         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission ("Commission") this Annual Report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act and Rule 57(b) of the implementing regulations thereunder 17 C.F.R. Section 250.57(b)(1996). The Company is an associate company of each of (1) Eastern Energy Limited, (ii) The Energy Group PLC, (iii) Metrogas S.A., (iv) Compania Mexicana de Gas S.A. de C.V. and (v) Comercializadora Metrogas S.A. de C.V. (formerly known as Distribuidora de Gas Natural del Estado de Mexico S.A. de C.V.), each a foreign utility company under the Act.

         ITEM 1.

         A. NAME, LOCATION AND BUSINESS ADDRESS OF EACH FOREIGN UTILITY COMPANY ("FUCO").

         1.  Eastern Energy Limited
             Level 17
             452 Flinders Street
             Melbourne, Victoria
             Australia

         2.  The Energy Group Limited
             Crown House, 51 Aldwych
             London WC2B 4 AX
             England

         3.  Metrogas S.A.
             Edificio Torre el Bosque
             Av. El Bosque Norte 0177,  Piso 11
             Las Condes
             Chile

         4.  Compania Mexicana de Gas S.A. de C.V.
             Calle San Nicolas de las Garza Nte.
             2901 Colonia Cementos C.P. 64520
             Monterrey N.L.
             Mexico

         5. Comercializadora Metrogas, S.A. de C.V. (formerly Distribuidora de Gas Natural del Estado de
             Mexico S.A. de C.V.)
             Manuel Salazar No. 41
             San Juan Tlkuaca
             Mexico


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 2

         B. DESCRIPTION OF THE FACILITIES UTILIZED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         1. Eastern Energy Limited ("Eastern Energy") is engaged in the distribution and retailing of electric energy for sale in the State of Victoria, Australia. For this purpose, Eastern Energy has been issued a distribution license and retail licenses under the Electricity Industry Act 1993 (Vic.). Eastern Energy's distribution network primarily consists of (i) subtransmission 66kV closed loops supplied from the main grid terminal station busses, (ii) 39 zone substations, where voltage is transformed from 66 kV to supply 22 kV, and
(iii) 46,000 distribution substations or transformers, where voltage is transformed to 415/240 V. Eastern Energy has eight connections with GPU PowerNet. The majority of the network is constructed as an overhead system. Eastern Energy has approximately 2,000 km of 66kV overhead lines, 26,000 km of 22kV, 12.7 kV, 11 kV and 6.6 kV overhead and underground distribution feeders, 9,000 km of overhead and underground low voltage lines, and 319,000 poles in service. Eastern Energy has approximately 654,000 meters in service for the metering of electricity usage, of which approximately 21,000 are electronic and 633,000 are electro-mechanical. Eastern Energy also owns a number of properties that are used for depots, offices, zone substations and substations. Poles and pole structures constitute about 35% of asset values, and substations constitute about 24% of asset values. About 95% of Eastern Energy's lines and cables are overhead, and 70% of the poles are made of wood. The system mainly employs steel crossarms and porcelain insulators. Eastern Energy has rights under Section 47 of the Electricity Industry Act of 1993 to enter upon public or private land and construct or maintain works and take other action subject to any conditions in its license or any code issued by the office of the Regulator-General in Victoria. Eastern Energy holds a range of property interests, including freehold and leasehold interests, licenses, easements, and memoranda of understanding to grant an easement and permit access to property if required.

         2. The Energy Group Ltd. ("TEG") is a private limited company incorporated in England and Wales. TEG, through its subsidiary Eastern Group PLC ("Eastern") and its subsidiaries, owns and operates or has an interest in facilities for the generation and distribution of electricity in the United Kingdom. TEG owns, operates or has interests in eight generating stations with about 5,900MW of coal-fired capacity and about 800MW of combined-cycle gas capacity, making it the fourth largest generator of electricity in the United Kingdom. The coal-fired generating stations are West Burton, Rugeley B, Drakelow C, Ironbridge, and High Marnham, with respective capacities of 2,012MW, 1,046MW, 976MW, 970MW, and 945MW. The combined cycle gas stations, known as Peterborough and King's Lynn, have registered capacities of 405MW and 380MW respectively, with respective installed capacities of 360MW and 340MW. TEG holds an approximately 13.5 percent interest in the Barking combined cycle gas station, which has a generating capacity of 1,000MW. TEG also has a controlling interest in Nedalo (UK) Limited, the largest supplier of small (up to one MW) combined heat and power (CHP) plants in the UK. It has also acquired two additional CHP plants with a combined installed capacity of 46MW.

                  TEG's subsidiary, Eastern Electricity plc, is the largest supplier and distributor of electricity in England and Wales, with over three million customers in an authorized area covering about 20,300 square kilometers. Eastern Electricity distributes electricity through a network of approximately 88,000 kilometers of lines and cable that operate predominantly at or below 132kV. Approximately 35,400 kilometers of that network consists of overhead lines, while

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 3

53,900 kilometers are underground cable facilities. Numerous transformers and switch gear are also part of the network.

                  TEG also announced in November 1998 a gas retailing joint venture in Holland with Energie Noord West and an electricity trading and retail joint venture with Lund Energi in Sweden.

                  TEG has acquired a controlling interest (83.8 percent) in Teplarny Brno, an energy company that owns plants in the Czech Republic with a generating capacity of approximately 1,204MW of energy in the form of steam and hot water that is distributed through approximately 169 kilometers of pipe. Additionally, Teplarny Brno has electricity-generating capacity of approximately 97MW. TEG also acquired an 11.6% interest in Severomoravska Energetika a.s., a Czech electricity distribution company, in October 1996. This interest was increased to 16% in March 1998.

                  TEG owns 49 percent of Zamosc Energy Company, a joint venture with the Polish regional distribution company Zamejska Korporacja Energetczna SA, which was established to develop power plants in South West Poland.

                  TEG's subsidiary, Eastern Natural Gas Limited, and it subsidiaries is one of the largest suppliers of natural gas in the UK. At 31 December 1998, it was supplying approximately 780,000 customers in the UK, ranging from residential households to large industrial companies.

                  TEG also has equity interests in four natural gas producing fields in the North Sea.

         3. Metrogas S.A. ("Metrogas") owns and operates a natural gas distribution system in Santiago, Chile. Metrogas distributes, either directly or through one or more subsidiaries, natural gas to industrial, residential, and commercial customers in the greater Santiago area. The assets of Metrogas consist primarily of "cracking units" suitable for the manufacture of low-Btu gas and associated suitable distribution facilities, including a 1200-kilometer pipe network. This network requires conversion and renovation, which Metrogas is conducting, in order to support the distribution of natural gas rather than manufactured gas. Metrogas has constructed an additional 1,300 kilometers of pipe network to distribute natural gas. The natural gas distribution system also includes associated meter stations, delivery meters, regulator stations, odorizers, rectifiers and valves. Metrogas has also constructed 1,100 kilometers of ductwork with 17,713 associated chambers for future telecommunications use. Metrogas had 127,000 clients at year-end 1998, and expects to serve 670,000 by the year 2006. Conversion of propane customers to natural gas is programmed at a rate of 50,000 per year.

         4. Compania Mexicana de Gas S.A. de C.V. ("CMG") owns a natural gas distribution system in Monterrey, Mexico and sells natural gas to 250 industrial customers located throughout

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 4 the Monterrey area. The company has developed a residential and commercial natural gas distribution network in several areas of Monterrey. By mid-1999, CMG expects to service, directly, approximately 18,000 residential customers through a natural gas pipeline network recently installed. The system includes 310 miles of plastic pipe and 148 miles of steel pipe. The 1999 expansion plan includes a growth of 20% for the plastic network and 10% for the industrial system. Total volume handled is around 50 mmpcd.

         5. Comercializadora Metrogas, S.A. de C.V. ("Comercializadora") is a corporation incorporated in Mexico. Comercializadora owns and operates a natural gas distribution system in the Mexico City, Mexico metropolitan area. Comercializadora owns facilities for the distribution of natural gas in the Federal District Zone, and has an exclusive permit from the Comision Reguladora de Energia de Mexico to distribute natural gas to consumers in the relevant area. The Federal District Zone is comprised of the core of Mexico City, including the central business district. The Federal District Zone covers 589 square miles, and contains 9 million inhabitants comprising 1.9 million households. The D.F. System currently serves approximately 98,000 customers with approximately 17Bcf of natural gas per year. The D.F. System consists of approximately 528 miles of pipeline, comprised of steel, polyethylene, copper and PVC pipeline. The D.F. System also includes associated meter stations, delivery meters, regulator stations, odorizers, rectifiers and valves. Comercializadora, through a trust agreement, also has exclusive rights to two high-pressure transmission pipelines receiving gas at the city-gate, one a 24-inch and the other a 14-inch pipeline.

         C. IDENTIFICATION AND DESCRIPTION OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN THE FUCO(S).

         1. Eastern Energy. Eastern Energy is a wholly-owned subsidiary of Texas Utilities Australia Pty Ltd ("TUA"). TUA is a wholly-owned subsidiary of TU Australia Holdings Pty Ltd, which is a wholly-owned subsidiary of TU Australia Holdings L.P. ("TUAH"). TUAH is held 49.99% by TU Australia Holdings No. 1 Ltd. ("TUA No. 1"), 49.99% by TU Australia Holdings No. 2 Ltd. ("TUA No. 2"), and
 .02% by TU Australia Holdings (AGP) Pty Ltd ("AGP"). TUA No. 1, TUA No. 2 and AGP are all wholly-owned subsidiaries of TU International Holdings Limited. TU United Kingdom Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Texas Utilities Company, owns eighty-five percent (85%) of the outstanding voting stock of TU International Holdings Limited. TU Finance (No.
1) Holdings, Inc., a Delaware corporation wholly-owned by TU United Kingdom Holdings, owns fifteen percent (15%) of the outstanding voting stock of TU International Holdings Limited. TU Finance No. 1 Holdings Inc. and TU United Kingdom Holdings Inc. are both wholly-owned subsidiaries of the Company.

         2. TEG. The Energy Group Limited is a wholly-owned subsidiary of TU Acquisitions Limited. TU Finance (No. 2) Limited owns all of the outstanding capital stock of TU Acquisitions Limited. TXU Eastern Holdings Limited owns ninety percent (90%) of the outstanding voting stock of TU Finance (No. 2) Limited. TU Finance (No. 2) Holdings, a Delaware corporation wholly-owned by the Company, owns ten percent (10%) of the outstanding voting stock of TU Finance (No. 2) Ltd. TU International Holdings Limited owns all of the outstanding voting stock of TXU Eastern Holdings Limited.

         3. Metrogas. Lone Star Gas International, Inc. ("LSGI"), a Texas corporation and wholly-owned subsidiary of TU United Kingdom Holdings, Inc. (which is a wholly-owned

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 5 subsidiary of the Company), owns ninety-nine percent (99%) of the voting stock of Lone Star Gas de Chile S.A., a Chilean corporation ("LSG Chile"). National Pipeline Co., a wholly-owned subsidiary of Texas Energy Industries Inc. (which is a wholly-owned subsidiary of the Company), owns the remaining one percent (1%) of LSG Chile. LSG Chile holds a ten percent (10%) equity interest in Metrogas.

         4. CMG. Enserch Development Corporation, a wholly-owned subsidiary of TEI (which is a wholly-owned subsidiary of the Company) owns one percent (1%) of the stock of both Enserch de Mexico S.A. de C.V. ("Enserch Mexico") and Enserch de Monterrey S.A. de C.V. ("Enserch Monterrey"), both Mexican corporations. National Pipeline Co., also a wholly-owned subsidiary of TEI, owns ninety-nine percent (99%) of the stock of Enserch Mexico. Enserch Mexico owns ninety-nine percent (99%) of the stock of Enserch Monterrey, which has acquired a forty-nine percent (49%) equity interest in CMG. Enserch Monterrey is in the process of increasing its' interest in CMG from forty-nine percent (49%) to sixty percent (60%), and has signed preliminary agreements to do so.

         5. Comercializadora. Comercializadora is a wholly-owned subsidiary of Servicio de Energia de Mexico, S.A. de C.V. ("SEMSA"), a Mexican corporation. LSGI owns seventy percent (70%) of the voting stock of SEMSA. LSGI is a wholly-owned subsidiary of TU United Kingdom Holdings, Inc. TU United Kingdom Holdings, Inc.
is a wholly-owned subsidiary of the Company.

         ITEM 2. IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

         1. Eastern Energy. On October 31, 1996, Eastern Energy entered into a term credit facility and a working capital facility with a syndicate of banks arranged by Westpac Banking Corporation. The term credit facility is a five-year, A$1,200,000,000 (US$769,000,000) revolving credit facility and includes a A$375,000,000 (US$240,000,000) bridging component. The working capital facility provides for borrowings totaling A$100,000,000 (US$60,000,000) from participant banks. The facilities are not secured by the charge over the property, assets and rights of Eastern Energy. Neither AGP, TU Australia Holdings, L.P., TUA nor the Company has granted any security over their assets in connection with the facilities.

In December, 1996, Eastern Energy issued US$250,000,000 of 6.75% Senior Notes due December 1, 2006 and US$100,000,000 of 7.25% Senior Notes due December 1, 2016. The proceeds of the notes were used to repay the bridging facility. The notes are direct, senior unsecured obligations of Eastern Energy and are non-recourse to the Company.

On December 11, 1996, Eastern Energy agreed to make available to TUA a loan facility of up to A$10,000,000 (US$6,400,000) (the "Loan Facility"). TUA is to pay interest at a commercial rate on the principal amount of each drawing under the Loan Facility, as more particularly specified in each letter request. Neither the Company nor any other subsidiary of the Company has granted any security over its assets in connection with the Loan Facility.


ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 6

On April 18, 1997 Eastern Energy entered into a Dealer Agreement with four banks arranged by National Australia Bank, establishing an uncommitted facility whereby Eastern Energy may issue commercial paper in aggregate amounts of up to A$200,000,000 (US$128,000,000). Liquidity support for this facility, in an amount of A$200,000,000 (US$128,000,000), is provided under an agreement dated May 5, 1997 between Eastern Energy, National Australia Bank Ltd and Australia & New Zealand Banking Group Ltd. This Liquidity Support Agreement has a term of 364 days but is renewable. Neither the commercial paper or the liquidity facility is secured by the charge over the property, assets and rights of Eastern Energy. Neither the Company nor any subsidiary of the Company, has granted any security over their assets in connection with the commercial paper or the liquidity facility.

         2. TEG. None.

         3. Metrogas. ENSERCH Corporation has provided a guaranty to Transportudora de Gas del Norte S.A. ("TNG") supporting contractual obligations of Metrogas. ENSERCH estimates the value of the guaranty obligation to be US$900,000.

         4. CMG. On October 28, 1997, CMG entered into a loan with BANORTE, a Mexican bank, for Pesos$20'000,000 (US$2,020,000). The term is eight-years with two-year grace included. On April 1998, CMG entered into another loan with BANORTE for Pesos$52'000,000 (US$5,250,000), terms being for nine-years with a three-year grace period. The assets and permit of CMG are the pledge for the credit.

         5. Comercializadora. On August 20, 1998, LSGI entered into an $85,000,000 credit facility with Chase Bank to fund its required capital investments into SEMSA. The outstanding balance on the facility is $57,000,000 and the facility is currently renewing on a monthly basis in contemplation of permanent financing. LSGI also entered into an arrangement with Chase Bank for a $25,000,000 Letter of Credit to be issued to the Comision Reguladora de Energia de Mexico to guaranty Comercializadora's performance under its operating permit. The Letter of Credit has a five-year maturity and will be reduced annually beginning in 1999 based on the number of customers connected by Comercializadora. Both facilities are guaranteed by LSGI's parent, TU United Kingdom Holdings, Inc., but are non-recourse to the Company.

         ITEM 3. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

         1. Eastern Energy. Eastern Energy and its affiliate Eastern Facilities Management ("EFM") are parties to an asset management agreement whereby EFM constructs and manages facilities on behalf of Eastern Energy. Eastern Energy paid EFM a fee of A$75,100,000 (US$48,060,000) for the construction of such assets and A$62,400,000 (US$39,930,000) for the management of such assets in 1998. Global Customer Solutions ("GCS") and Eastern Energy are parties to a services agreement whereby GCS provides certain call center facilities services, meter reading, billing, and credit management to Eastern Energy. Eastern Energy pays GCS a fee of A$27,800,000 (US$17,800,000) for such services in 1998. Additionally, Australian Tree Management ("ATM") performs tree trimming and other vegetarian management services on behalf of Eastern Energy. In 1998 Eastern Energy paid ATM A$2,000,000 (US$1,280,000) for such services. In addition, TUA currently receives a certain management, accounting and administrative support services from Texas Utilities Services Inc. ("TUSI"), an indirect subsidiary of the Company. Services are provided by TUSI at cost. Effective October 1, 1996, TUA and Eastern Energy entered into a Management and Technical Service Agreement for the provisions of management, technical and other services by TUA to Eastern Energy. Eastern Energy is required to reimburse TUA for all costs and expenses reasonably incurred in connection with the provision of those services, plus a service fee in an amount equal to ten percent of the service costs. Pursuant to this agreement, TUA may provide these services directly to Eastern Energy or may procure services from Company subsidiaries.

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 7

         2. TEG. None.

         3. Metrogas. Metrogas entered into a Development and Technical Assistance Agreement with LSG International dated effective April 15, 1996. LSG International assigned this agreement to LSG Chile, effective April 16, 1996 and to Enserch International Services, Inc., a Texas corporation and wholly-owned subsidiary of ENSERCH ("EIS"), effective June 1, 1996. Under that agreement, LSG International is obligated to provide technical assistance to support the renovation of existing manufactured gas facilities that Metrogas operates in Chile in order to permit the distribution of natural gas. LSG International must supply Metrogas with skilled and trained personnel, including an on-site senior level manager, to provide technical assistance on matters of construction design, procurement of gas supplies, tariff structures and marketing, facilities operation and maintenance, law compliance and employee training and procedures, among others. Metrogas is obligated to pay service fees to LSG International equal to the greater of (i) three and one-half percent (3.5%) of the sum of (A) operating income of Metrogas, (B) dividend income that Metrogas received from the Gas Andes projects or its successors and assigns, and (C) any operating income resulting from businesses directly related to natural gas operations of Metrogas or (ii) two-hundred fifty percent (250%) of the salaries and wages of all LSG International personnel providing services under the agreement.

         4. CMG. CMG entered into a Development and Technical Assistance Agreement with Enserch International Services, Inc., a Texas corporation and wholly-owned subsidiary of ENSERCH ("EIS"), on February 1, 1996. Under the contract, EIS provides technical assistance to CMG in its effort to expand its Monterrey natural gas distribution facilities. The services that CMB receives from EIS include technical assistance on matters such as facility construction, development of rate structures, procurement of gas supplies, facility operation and maintenance, law compliance, and personnel training. EIS supplies CMB with the skilled personnel necessary for such technical assistance, including one on-site senior-level manager and one on-site technical field engineer. CMG pays fees to EIS equal to one-hundred percent (100%) of the salaries, wages, and benefits of all EIS personnel engaged in providing services under the Development and Technical Assistance Agreement. CMG also reimburses EIS for all direct travel and other expenses that EIS incurs and that are associated with its performance under the contract. The Mexican Regulatory Agency ("CRE") mandated that all LDCs' secure risk management services for all residential and commercial clients for a minimum five-month period during the winter peaking season (November 1998 - March 1999) up to one year. Based on competitive bidding, CMG elected to purchase the risk management service from Enserch Energy Services, Inc. for the winter peaking period .

         5. Comercializadora. Comercializadora presently does not have in place a services, sales or construction agreement with any technical or developmental affiliate of Texas Utilities. However, six expatriate employees are currently assigned to the Comercializadora business unit and whose actual costs are charged to Comercializadora.. The six expatriates are deployed in Mexico City to

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 8 facilitate the transition of Comercializadora from a state owned utility to a privately held business. Additionally, other employees from various organizations within the TU family perform services for SEMSA's behalf. In all circumstances, associated costs are charged to SEMSA. The Mexican Regulatory Agency ("CRE") mandated that all LDCs' secure risk management services for all residential and commercial clients for a minimum five-month period during the winter peaking season (November 1998 - March 1999) up to one year. Based on competitive bidding, Comercializadora elected to purchase the risk management service from Enserch Energy Services, Inc. for the winter peaking period.

EXHIBIT A. AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH FOREIGN UTILITY COMPANY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IN THE EVENT THAT THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO SYSTEM PUBLIC UTILITY COMPANIES.

The organizational chart showing the relationship of Eastern Energy, Ltd., The Energy Group PLC, Metrogas, S.A., Compania Mexicana de Gas S.A. de C.V. and Comercializadora Metrogas, S.A. de C.V. to the Company system public-utility companies is incorporated herein by reference and attached hereto as Exhibit A.



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 9

                                    SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                                TEXAS UTILITIES COMPANY


                                       By:  /s/ PETER B. TINKHAM
                                          --------------------------------------
                                                Peter B. Tinkham
                                                Secretary/Assistant Treasurer

Date:    April 30, 1999



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 10

                                  EXHIBIT A

                                                  Texas Utilities Company
                                                             |
                         -------------------------------------------------------------------------
                         |                                   |               |                   |
                         |                                   |               |                   |
                   TU Finance No. 1                          |               |                   |
                     Holdings Inc.                  TU United Kingdom        |                  ENSERCH
                          |                           Holdings Inc.          |                  -------               (from National
                          |                                  |               |                 Corporation            Pipleline Co.)
                          |                                  |               |                 -----------                    1%
                          |                                  |-----------------------------------------------------            |
                          |                                  |               |                                    |            |
                          | 15%                              | 85%           |                               Lone Star Gas     |
                          |                                  |               |                            International Inc.   |
                          |                                  |               |                            |       |            |
                          |                                  |               |               --------------       |            |
                          |                                  |               |               |                    |            |
                          |                                  |               |               | 70%                | 99%        |
                          ----------------------- TU International           |    Servicio de Energia de     Lone Star Gas -----
                                                  Holdings Limited           |      Mexico, S.A. de C.V      de Chile S.A.
                                                          |       |          |               |                    |
                                                          |       |          |               |                    |10%
                                                          |       |          |               |                    |
                                                          |       |          |        COMERCIALIZADORA        METROGAS S.A.
                                                          |       |          |      METROGAS, S.A. DE C.V.
                                                          |       |          |
                                                          |       ---------- |
                                              TXU Eastern Holdings Limited | -------------------- TU Finance (No. 2) Holdings Inc.
                                                          |                |                                        |
                                                          |                |                                        |
                                                          |                |                                        |
          -----------------------------------------------------------------------------------------------------------
          |                                   |                   90%      |                     |            10%
          |                                   |                            |                     |
TXU Eastern Finance (A)             TXU Eastern Finance (B)                |              TU Finance (No. 2)
        Limited                            Limited                         |                   Limited
          |                                   |                            |                     |
          |                                   |                            |                     |
          -------------------------------------                            |                     |
                           |                                               |        TU Acquisitions Limited
                           |                                               |                     |
                           |                                               |                     |
                           |                                               |                     |
              TXU Eastern Funding Company                                  |       THE ENERGY GROUP LIMITED
                                                                           |
                         --------------------------------------------------|
                         |                           |                     |
                         |                           |                     |
                         |                           |                     |
                         |                           |                     |
                      TU Australia              TU Australia          TU Australia
                     Holdings No. 1             Holdings No. 2        Holdings (AGP)
                       Limited                    Limited              Pty Limited
                         |49.99%                     |49.99%               |.02%
                         |                           |                     |
                         |                           |                     |
                         ---------------------------------------------------
                                                     |
                                                     |
                                           TU Australia Holdings
                                           (Limited Partnership)
                                                     |
                                                     |
                                               TU Australia
                                              Holdings Pty Ltd
                                                     |
                                                     |
                                             Texas Utilities
                                            Australia Pty Ltd
                                                     |
                                                     |
   ----------------------------------------------------------------------------------------------------
   |                     |                  |                  |                   |                  |
   |                     |                  |                  |                   |                  |
TUA (No. 1)            Global             EASTERN           Enetech             TUA (No. 7)       TUA (No. 8)
 Pty Ltd              Customer            ENERGY            Pty Ltd             Pty Ltd             Pty Ltd
                     Solutions            LIMITED
                      Pty Ltd


                                                              Texas Utilities Company
                                                                         |
                                                                         |
                                                                         |
                                                                     Texas Energy
                                                                    Industries, Inc.
                                                                          |
                                                                          |
                              ---------------------------------------------------------------------------------------------
                              |                                |                           |                              |
                              |                                |                           |                              |
                        National Pipeline                Enserch Development             SESCO                      Texas Utilities
                             Co.                           Corporation                   -----                      ---------------
                               |                               |  |                                                 Electric Company
                               |                               |  |                                                 ----------------
                               |                            1% |  |              1%
                               |                               |  ------------------------------------------
                               |99%                            |                                           |
                               |                               |                   99%                     |
                               ------------------------  Enserch De Mexico ----------------------- Enserch de Monterey
                                                           S.A. de C.V.                              S.A. de C.V.
                                                                                                           |
                                                                                                           |
                                                                                                      49% (60%)(1)
                                                                                                           |
                                                                                                           |
                                                                                                    COMPANIA MEXICANA
                                                                                                   DE GAS S.A. DE C.V.

(1) Anticipated.
Note:
1. Foreign Utility Companies are designated in ALL CAPS.
2. Public Utility Companies are designated by underlining.